                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                12 September 2003


                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F X            Form 40-F
                               -                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No  X
                            ---                    -

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
.........











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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              PREMIER FARNELL PLC
                                                 (Registrant)


     Date: September 12, 2003                 By: Steven John Webb
                                                  ----------------
                                              Steven John Webb
                                              Group Company Secretary and
                                              General Counsel














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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.


-------------------------------------------------------------------------------------------------------------------------
1.   NAME OF COMPANY                                     2.   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     PREMIER FARNELL PLC                                       ZURICH FINANCIAL SERVICES AND ITS GROUP


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3.   PLEASE STATE WHETHER NOTIFICATION INDICATES THAT    4.   NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
     IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER           HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
     NAMED IN 2 ABOVE OR IN RESPECT OF A NON-BENEFICIAL
     INTEREST OR IN THE CASE OF AN INDIVIDUAL HOLDER
     IF IT IS A HOLDING OF THAT PERSON'S SPOUSE OR            BNY (OCS) Nominees Ltd A/c 219064       558,623
     CHILDREN UNDER THE AGE OF 18                             BNY (OCS) Nominees Ltd A/c 219077        17,932
                                                              BNY (OCS) Nominees Ltd A/c 219078        15,884
     NOT DISCLOSED                                            BNY (OCS) Nominees Ltd A/c 219059       290,346
                                                              Littledown Nominees Ltd A/c 02642       368,938
                                                              Littledown Nominees Ltd A/c 09890       228,943
                                                              Littledown Nominees Ltd A/c 07199        92,576
                                                              Littledown Nominees Ltd A/c 07207     1,183,650
                                                              Littledown Nominees Ltd A/c 21688       729,046
                                                              Littledown Nominees Ltd A/c 07205       583,235
                                                              Littledown Nominees Ltd A/c 11121        59,013
                                                              Littledown Nominees Ltd A/c 27642       152,553
                                                              Littledown Nominees Ltd A/c 07198       682,839
                                                              Littledown Nominees Ltd A/c 02891     5,215,245
                                                              Littledown Nominees Ltd A/c 03449     1,437,126
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5.   NUMBER OF             6.   PERCENTAGE OF ISSUED     7.  NUMBER OF SHARES/AMOUNT    8.   PERCENTAGE OF ISSUED CLASS
     SHARES/AMOUNT OF           CLASS                        OF STOCK DISPOSED
     STOCK ACQUIRED

     NOT DISCLOSED              NOT DISCLOSED                 N/A                            N/A


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9.  CLASS OF SECURITY                                   10.   DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

                                                              NOT DISCLOSED                  11 SEPTEMBER 2003
    ORDINARY SHARES OF 5P EACH


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12.  TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13.   TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                              NOTIFICATION

     11,615,949
                                                              3.2%

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14.  ANY ADDITIONAL INFORMATION                         15.   NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES


                                                              Steven Webb
                                                              Company Secretary
                                                              0113 387 5277

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





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

-------------------------------------------------------------------------------------------------------------------------
16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      Steven Webb
      Company Secretary
      Premier Farnell plc
      150 Armley Road
      LEEDS LS12 2QQ

-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION      11 SEPTEMBER 2003

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























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